SEC
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FEB 29 2008

Washington, DC
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SECURITIES A 08027131
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapitalQuest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Fifth Ave. S., Suite 300
(No. and Street)

Minneapolis	Minnesota	55401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl P. Ekstrom (612) 604-0951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanski Peter Kronlage & Zoch, P.A.
(Name – *if individual, state last, first, middle name*)

7500 Olson Memorial Highway Suite 200	Minneapolis	Minnesota	55426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Darryl P. Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapitalQuest Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DP Ekstrom

Signature

President

Title

Barbara J. Gregerson

Notary Public

BARBARA J GREGERSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITALQUEST SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

CAPITALQUEST SECURITIES, INC.
YEAR ENDED DECEMBER 31, 2007

CONTENTS

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.®

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of **CapitalQuest Securities, Inc.** (S Corporation) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CapitalQuest Securities, Inc.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, P.A.

February 22, 2008

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

CAPITALQUEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	26,752
Receivables from brokers or dealers		7,730
Investments		14,847
Other accounts receivable		93,796
Prepaid expense		32,418
Total current assets	$	175,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	$	2,572
Commissions payable		48,436
Total current liabilities		51,008
Liabilities subordinated to claims of general creditors (Note 6)		25,000
Common stock - $1 par value; (authorized - 25,000 shares; issued - 2,940 shares)		2,940
Additional paid-in capital		47,060
Retained earnings		49,535
		99,535
	$	175,543

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 539,319
Unrealized gain on securities	5,610
Other	35,000
	579,929
Expenses:	
Commissions (Note 5)	398,336
Professional fees	7,575
Regulatory fees	5,842
Interest	1,990
Depreciation	390
Insurance expense	25,126
Office expense	34,200
Other operating expenses (Note 5)	28,983
Rent expense	21,728
Administrative fee (Note 5)	16,178
	540,348
Net income	$ 39,581

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 2,940	$ 47,060	$ 9,954	$ 59,954
Net income			39,581	39,581
Balance, December 31, 2007	$ 2,940	$ 47,060	$ 49,535	$ 99,535

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2007

	Total
Balance, December 31, 2006	$ 25,000
Changes	0
Balance, December 31, 2007	$ 25,000

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	39,581
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		390
(Increase) decrease in assets		
Receivables from brokers or dealers		5,401
Investments		(5,610)
Other accounts receivable		(85,917)
Prepaid expense		10,215
Increase (decrease) in liabilities		
Accounts payable		387
Commissions payable		(13,867)
Net cash used by operating activities - decrease in cash		(49,420)
Cash at beginning of year		76,172
Cash at end of year	$	26,752
Supplemental information:		
Interest paid during the year	$	1,990

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1. Organization and nature of business:

CapitalQuest Securities, Inc. (the Company) is a securities broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is a registered broker-dealer in the state of Minnesota.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

2. Summary of significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash on hand, demand accounts with banks, and all short-term highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments:

The Company invests in certain debt and equity securities which are classified as available-for-sale securities. These investments are reported at fair value, with unrealized gains and losses included in earnings.

Following is a summary of available-for-sale securities at December 31, 2007:

	Cost	Fair Value	Unrealized Holding Gains Prior	Unrealized Holding Gains Current	Unrealized Holding Gains Total
Debt and equity securities	$ 3,300	$ 14,847	$ 5,937	$ 5,610	$ 11,547

2. Summary of significant accounting policies (continued):

Receivables from brokers or dealers and other accounts receivable:

The Company records amounts receivable for commissions and expenses due from broker-dealers. The balances are unsecured, and the Company does not charge interest on past due amounts

An allowance for doubtful accounts has not been established at December 31, 2007. Based on the Company's past collection experience and management's analysis of outstanding balances as of December 31, 2007, an allowance is not considered necessary. Amounts not paid within 30 days are considered past due. Management charges off uncollectible accounts based on prior experience and analysis of the balance. No balances were outstanding over 90 days as of December 31, 2007.

Income taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the shareholder of an S Corporation is taxed personally on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

3. Exemption:

The Company does not hold customer securities or perform custodial functions relating to customer accounts and, therefore, is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph k (2) (i).

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2007, the Company had net capital of $38,237, which exceeded the minimum capital requirement by $33,237, and the ratio of aggregate indebtedness to net capital was 1.334 to 1.

5. Related party transactions:

During the year ended December 31, 2007, commissions paid to shareholders totaled $169,885, which amount is included in Commissions in the accompanying Statement of Operations.

The Company currently leases office space from an entity affiliated with the three minority shareholders on a month to month basis. In addition, the Company pays a monthly fee to this same entity as reimbursement for shared administrative personnel. Total rent expense of $21,728 was charged to operations during 2007. Total charges for the administrative fee were $25,000 for 2007 and are included in other operating expenses in the accompanying Statement of Operations.

5. Related party transactions (continued):

In addition, during 2007 the Company paid an administrative fee of $16,178 to a company affiliated with the majority shareholder.

6. Liabilities subordinated to claims of general creditors:

Effective July 31, 2004 the Company entered into a subordinated loan agreement under which the Company borrowed $25,000. Interest is due and payable quarterly at 10%. Repayment of the note balance was due July 31, 2007. During the year ended December 31, 2007 the subordinated amount was renewed under two agreements, one with the majority shareholder and one with a related party owned by the minority shareholders. The notes expire July and December 2010 and bear interest at 10% per annum. Interest expense and accrued interest to the majority shareholder under one of the notes was $538 for the year ended December 31, 2007. Advances on the second note were effective as of December 31, 2007 and, therefore, no interested expense was recognized or accrued for the year ended December 31, 2007.

The Agreements have been approved by the National Association of Securities Dealers, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

CAPITALQUEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIREMENT, AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2007

Net Capital		
Stockholders' equity		$ 99,535
Add subordinated notes payable		25,000
Total capital and allowable subordinated liabilities		124,535
Deductions:		
Non-allowable receivables	$ 51,653	
Prepaid expense	32,418	
		84,071
Net capital before haircuts on security positions		40,464
Less: haircuts on security positions		(2,227)
Net capital		$ 38,237
Computation of Minimum Net Capital Requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 33,237
Aggregate Indebtedness		
Accounts payable		$ 2,572
Commissions payable		48,436
Total aggregate indebtedness		$ 51,008
Ratio: Aggregate indebtedness to net capital		1.334 to 1

There were no material variances between this computation of net capital and the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no reconciliation is necessary.

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.®

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **CapitalQuest Securities, Inc.** (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-3.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining the physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

In addition, our review indicated that **CapitalQuest Securities, Inc**. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blanski Peter Kronlage + Zoch, P.A.

February 22, 2008

END